                                                                   EXHIBIT 99(B)

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- --------------------------------------------------------------------------------

                    STATEMENT OF CONSOLIDATED OPERATIONS AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME

                                                                           THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ----------------------
                                                                           1995          1994
                                                                         --------      --------
                                                                          (DOLLARS IN MILLIONS
                                                                                 EXCEPT
                                                                           PER SHARE AMOUNTS)
Revenues
  Net sales
     Outside customers................................................   $2,162.6      $2,300.9
     General Motors and affiliates....................................    1,404.2       1,259.9
     Other income -- net..............................................       12.0          26.5
                                                                         --------      --------
       Total Revenues.................................................    3,578.8       3,587.3
                                                                         --------      --------
Costs and Expenses
  Cost of sales and other operating charges, exclusive of items listed
     below............................................................    2,777.0       2,768.6
  Selling, general, and administrative expenses.......................      248.5         193.6
  Depreciation and amortization.......................................      115.7         112.8
  Amortization of GM purchase accounting adjustments related to Hughes
     Aircraft Company.................................................       31.0          31.0
  Interest expense -- net.............................................        3.3           4.0
                                                                         --------      --------
       Total Costs and Expenses.......................................    3,175.5       3,110.0
                                                                         --------      --------
Income before Income Taxes............................................      403.3         477.3
Income taxes..........................................................      165.4         195.8
                                                                         --------      --------
Income before cumulative effect of accounting change..................      237.9         281.5
Cumulative effect of accounting change (Note 1).......................         --         (30.4)
                                                                         --------      --------
Net Income............................................................      237.9         251.1
Adjustments to exclude the effect of GM purchase accounting
  adjustments related to Hughes Aircraft Company (Note 2).............       31.0          31.0
                                                                         --------      --------
Earnings Used for Computation of Available Separate Consolidated
  Net Income..........................................................   $  268.9      $  282.1
                                                                         ========      ========
Available Separate Consolidated Net Income (Note 2)
  Average number of shares of GM Class H Common Stock outstanding (in
     millions) (Numerator)............................................       94.2          90.6
  Class H dividend base (in millions) (Denominator)...................      399.9         399.9
  Available Separate Consolidated Net Income..........................     $ 63.3        $ 64.0
                                                                           ======        ======
Earnings Attributable to General Motors
  Class H Common Stock on a Per Share Basis (Note 2)
     Before cumulative effect of accounting change....................     $ 0.67        $ 0.78
     Cumulative effect of accounting change (Note 1)..................         --         (0.08)
                                                                           ------        ------
     Net earnings attributable to General Motors Class H Common Stock
      on a per share basis............................................      $0.67         $0.70
                                                                           ======        ======

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                      MARCH 31,      DECEMBER 31,
                                                                        1995             1994
                                                                      ---------      ------------
                                                                         (DOLLARS IN MILLIONS
                                                                                EXCEPT
                                                                           PER SHARE AMOUNT)
ASSETS
Current Assets
  Cash and cash equivalents........................................   $ 1,305.5       $  1,501.8
  Accounts and notes receivable
     Trade receivables (less allowances)...........................     1,055.6          1,039.5
     General Motors and affiliates.................................       155.6            153.9
  Contracts in process, less advances and progress payments........     2,647.3          2,265.4
  Inventories (less allowances)
     Productive material, work in process, and supplies............     1,102.6            968.0
     Finished product..............................................       121.2            119.9
  Prepaid expenses, including deferred income taxes................       226.6            195.1
                                                                      ---------      ------------
          Total Current Assets.....................................     6,614.4          6,243.6
Property -- Net....................................................     2,610.1          2,611.8
Telecommunications and Other Equipment -- Net......................     1,064.1          1,071.7
Intangible Assets, net of amortization.............................     3,367.9          3,271.3
Investments and Other Assets, including deferred income taxes --
  principally at cost (less allowances)............................     1,644.1          1,652.1
                                                                      ---------      ------------
Total Assets.......................................................   $15,300.6       $ 14,850.5
                                                                       ========       ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable
     Outside.......................................................   $   860.1       $    779.9
     General Motors and affiliates.................................        58.0             80.5
  Advances on contracts............................................       683.2            645.1
  Notes and loans payable..........................................       110.1            125.7
  Income taxes payable.............................................       223.3             31.4
  Accrued liabilities..............................................     1,948.3          1,885.5
                                                                      ---------      ------------
          Total Current Liabilities................................     3,883.0          3,548.1
                                                                      ---------      ------------
Long-Term Debt and Capitalized Leases..............................       355.3            353.5
                                                                      ---------      ------------
Postretirement Benefits Other Than Pensions (Note 3)...............     1,558.7          1,541.4
                                                                      ---------      ------------
Other Liabilities, Deferred Income Taxes, and Deferred Credits.....     1,384.8          1,431.7
                                                                      ---------      ------------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10 par value) and
     additional paid-in capital....................................     6,329.7          6,326.5
  Net income retained for use in the business......................     1,889.5          1,743.6
                                                                      ---------      ------------
          Subtotal.................................................     8,219.2          8,070.1
  Minimum pension liability adjustment.............................       (76.1)           (76.1)
  Accumulated foreign currency translation adjustments.............       (24.3)           (18.2)
                                                                      ---------      ------------
          Total Stockholder's Equity...............................     8,118.8          7,975.8
                                                                      ---------      ------------
Total Liabilities and Stockholder's Equity.........................   $15,300.6       $ 14,850.5
                                                                       ========       ==========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 CONDENSED STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1995        1994
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Net Cash Provided by Operating Activities................................   $  143.0    $  357.9
                                                                            --------    --------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired..........................     (150.5)         --
  Expenditures for property and special tools............................     (105.0)     (104.1)
  Increase in telecommunications and other equipment.....................      (11.2)      (64.6)
  Proceeds from disposal of property.....................................       26.5        15.0
  Proceeds from sale of investments and businesses.......................         --         3.6
  Decrease in notes receivable...........................................        6.7       208.7
                                                                            --------    --------
       Net Cash Provided by (Used in) Investing Activities...............     (233.5)       58.6
                                                                            --------    --------
Cash Flows from Financing Activities
  Net increase (decrease) in notes and loans payable.....................      (15.6)        0.8
  Increase in long-term debt and capitalized leases......................       11.1        10.4
  Decrease in long-term debt and capitalized leases......................       (9.3)       (9.2)
  Cash dividends paid to General Motors..................................      (92.0)      (80.0)
                                                                            --------    --------
       Net Cash Used in Financing Activities.............................     (105.8)      (78.0)
                                                                            --------    --------
Net increase (decrease) in cash and cash equivalents.....................     (196.3)      338.5
Cash and cash equivalents at beginning of the period.....................    1,501.8     1,008.7
                                                                            --------    --------
Cash and cash equivalents at end of the period...........................   $1,305.5    $1,347.2
                                                                             =======     =======

Certain amounts for 1994 have been reclassified to conform with 1995 classifications.

Reference should be made to the Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, as described in Note 1), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1994 Annual Report to the SEC on Form 10-K.

NOTE 1.

     Effective January 1, 1994, Hughes Electronics Corporation (Hughes), formerly GM Hughes Electronics Corporation, adopted SFAS No. 112. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The charge is primarily related to extended-disability benefits which, under the accounting Standard, are accrued on a service-driven basis.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED

NOTE 2.

     Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of Hughes earned since the acquisition of Hughes Aircraft Company (HAC) by GM. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of HAC (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the first quarter of 1995 and 1994.

     The denominator used in determining the Available Separate Consolidated Net Income of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by Hughes and to increase as such shares are used, at Hughes expense, for Hughes employee benefit plans or acquisitions.

     Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of Hughes for the prior year. Notwithstanding the current dividend policy, the GM Board declared a dividend on the GM Class H common stock for each of the quarters of 1994 which was based on an annual rate higher than 35% of the Available Separate Consolidated Net Income of Hughes for the preceding year. In February 1995, the GM Board increased the quarterly dividends on Class H common stock from $0.20 per share to $0.23 per share (which is based on an annual rate of approximately 35% of the Available Separate Consolidated Net Income of Hughes for 1994).

NOTE 3.

     Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of HAC (see Supplemental Data beginning on page 42).

RESULTS OF OPERATIONS

     Hughes reported first quarter earnings, before the effect of purchase accounting adjustments related to General Motors' acquisition of HAC, of $268.9 million. Earnings for the first quarter of 1995 decreased 4.7% from the $282.1 million reported in the first quarter of 1994. Earnings per share of GM Class H common stock decreased 4.3% to $0.67 per share from $0.70 per share in the first quarter of 1994. The 1994 earnings included the unfavorable effect of an accounting change related to postemployment benefits of $30.4 million after taxes.

     Revenues for the period were $3,578.8 million compared with $3,587.3 million reported in the first quarter of 1994. Costs and expenses as a percentage of revenues increased to 87.9% from 85.8% in the first quarter of 1994. Income taxes, excluding the cumulative effect of the accounting change, were $165.4 million, or 38.1% of income before income taxes, for the quarter compared with $195.8 million, or 38.5% of income before income taxes, in the comparable 1994 quarter.

     Operating profit was $425.6 million for the first quarter, a 12.4% decrease from the operating profit of $485.8 million reported during the comparable period in 1994. The operating profit margin on the same basis was 11.9% for the quarter, compared with 13.6% in the first quarter of 1994.

     Revenues remained essentially unchanged due to increases in the Automotive Electronics and Telecommunications and Space segments offset by expected lower production rates in the Aerospace and Defense Systems segment. The decrease in operating profit was primarily the result of earlier-than-expected GALAXY(R) satellite transponder sales in the first quarter of 1994 and increased operating expenses associated with the continued expansion of DIRECTV(R). The decrease in earnings was due to the same factors affecting operating profit, partially offset by the unfavorable cumulative effect of the accounting change of $30.4 million in the first quarter of 1994.

     Hughes has historically reported its operations in four business segments:
Automotive Electronics, Defense Electronics, Telecommunications and Space, and Commercial Technologies. In connection with organizational changes, effective January 1, 1995, Hughes is now reporting its operations in three segments:
Automotive Electronics, Aerospace and Defense Systems, and Telecommunications and Space. This new segment presentation better reflects Hughes' strategic direction and the manner in which its businesses are now managed. All 1994 financial data have been restated to reflect the new segment reporting format.

     The Automotive Electronics segment reported revenues for the quarter of $1,496.2 million, an increase of 16.6% from revenues of $1,283.0 million for the same period in 1994. The increase reflects an 8.7% increase in GM vehicles produced in North America, a 4.3% increase in Hughes-supplied electronic content in GM vehicles produced in North America (from $832 per vehicle to $868 per vehicle), and a 42.3% increase in international and non-GM sales (from $137 million to $195 million). Operating profit increased 14.3% in the quarter to $255.4 million from $223.5 million for the same period in 1994. The increase is attributable to continued cost reduction efforts and increased electronic content and production volumes. First quarter 1995 operating profit margin of 17.3% was essentially unchanged from the 17.5% reported in the same period in 1994.

     The Aerospace and Defense Systems segment reported first quarter 1995 revenues of $1,385.0 million, a 15.7% decrease from revenues of $1,642.0 million reported in the same period in 1994. The decline was principally due to lower production rates on several missile and other defense programs including Tomahawk, Tube-launched, Optically-tracked, Wire-guided (TOW), Advanced Capability (ADCAP) torpedo, and turret systems for light-armored vehicles. Operating profit for the period was $153.5 million, compared with $157.9 million for the first quarter of 1994, representing a 2.8% decrease. The decline is largely attributable to the reduced revenues reported in the quarter partially offset by ongoing cost reduction efforts which improved the operating margin to 11.1% from 9.7% for the same period in 1994.

     The Telecommunications and Space segment reported revenues for the quarter of $646.7 million, a 5.3% increase from revenues of $614.3 million for the same period in 1994. The increase was due primarily to additional sales relating to the cellular communications equipment and service contract with BellSouth Cellular Corp. and higher international private business network sales at Hughes Network Systems, Inc., and increased DIRECTV subscriber revenues, partially offset by lower GALAXY transponder sales at Hughes Communications, Inc. Operating profit for the first quarter was $31.5 million, compared with $112.1 million for the same period in 1994. The decline is the result of earlier-than-expected GALAXY transponder sales in the first quarter of 1994, reduced first quarter 1994 construction costs associated with replacement of the first GALAXY 1-R satellite that was destroyed by a launch vehicle failure in August 1992, and higher operating expenses in the first quarter of 1995 related to the continued growth of DIRECTV. As a result, the first quarter operating profit margin declined to 4.8% in 1995 from 18.2% in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents at March 31, 1995 were $1,305.5 million, a decrease of $196.3 million from the $1,501.8 million reported at December 31, 1994. The decrease is primarily the result of cash used for the acquisition of CAE-Link Corporation of $155.0 million, cash dividends paid to General Motors of $92.0 million, and capital expenditures of $114.5 million, partially offset by net cash provided by operating activities of $143.0 million.

     As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) decreased slightly to 1.70 at March 31, 1995 from 1.76 at December 31, 1994. Working capital increased to $2,731.4 million at March 31, 1995 from $2,695.5 million at December 31, 1994.

     Capital expenditures, including expenditures for telecommunication and other equipment, was $114.5 million for the quarter ended March 31, 1995, compared with $196.6 million for the comparable period in 1994. The decrease is due primarily to reduced DIRECTV expenditures, which commenced nationwide service in late 1994.

     Long-term debt and capitalized leases was $355.3 million at March 31, 1995, relatively unchanged from the $353.5 million at December 31, 1994. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 6.5% at March 31, 1995 from 6.6% at December 31, 1994.

SUPPLEMENTAL DATA

     The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 2 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company was $31.0 million for the first quarters of 1995 and 1994. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1 2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,974.3 million at March 31, 1995 and $3,005.3 million at December 31, 1994.

     In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

SUMMARY PRO FORMA FINANCIAL DATA*

PRO FORMA CONDENSED STATEMENT OF CONSOLIDATED OPERATIONS

                                                                           THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ----------------------
                                                                           1995          1994
                                                                         --------      --------
                                                                          (DOLLARS IN MILLIONS
                                                                                 EXCEPT
                                                                           PER SHARE AMOUNTS)
Total Revenues........................................................   $3,578.8      $3,587.3
Total Costs and Expenses..............................................    3,144.5       3,079.0
                                                                         --------      --------
Income before Income Taxes............................................      434.3         508.3
Income taxes..........................................................      165.4         195.8
                                                                         --------      --------
Income before cumulative effect of accounting change..................      268.9         312.5
Cumulative effect of accounting change................................         --         (30.4)
                                                                         --------      --------
Earnings Used for Computation of Available Separate Consolidated
  Net Income..........................................................   $  268.9      $  282.1
                                                                         ========      ========
Earnings Attributable to General Motors Class H Common Stock
  on a Per Share Basis
  Before cumulative effect of accounting change.......................      $0.67         $0.78
  Cumulative effect of accounting change..............................         --         (0.08)
  Net earnings attributable to General Motors Class H Common Stock          -----         -----
     on a per share basis.............................................      $0.67         $0.70
                                                                            =====         =====


PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                       MARCH 31,     DECEMBER 31,
                                                                         1995            1994
                                                                       ---------     ------------
                                                                         (DOLLARS IN MILLIONS)
                               ASSETS
Total Current Assets................................................   $ 6,614.4      $  6,243.6
Property -- Net.....................................................     2,610.1         2,611.8
Telecommunications and Other Equipment -- Net.......................     1,064.1         1,071.7
Intangible Assets, Investments, and Other Assets....................     2,037.7         1,918.1
                                                                       ---------      ----------
     Total Assets...................................................   $12,326.3      $ 11,845.2
                                                                       =========      ==========
                LIABILITIES AND STOCKHOLDER'S EQUITY
Total Current Liabilities...........................................   $ 3,883.0      $  3,548.1
Long-Term Debt and Capitalized Leases...............................       355.3           353.5
Postretirement Benefits Other Than Pensions, Other Liabilities,
  Deferred Income Taxes, and Deferred Credits.......................     2,943.5         2,973.1
     Total Stockholder's Equity**...................................     5,144.5         4,970.5
                                                                       ---------      ----------
Total Liabilities and Stockholder's Equity**........................   $12,326.3      $ 11,845.2
                                                                       =========      ==========

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.

** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM
   Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

PRO FORMA SELECTED SEGMENT DATA

                                                                             THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                            --------------------
                                                                              1995        1994
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount.................................................................   $1,496.2    $1,283.0
  As a percentage of Hughes Revenues.....................................       41.8%       35.8%
Net Sales................................................................   $1,472.7    $1,275.8
Operating Profit(1)......................................................   $  255.4    $  223.5
Operating Profit Margin(2)...............................................       17.3%       17.5%
Depreciation and Amortization............................................   $   42.8    $   38.3
Capital Expenditures.....................................................   $   52.9    $   37.7
AEROSPACE AND DEFENSE SYSTEMS
Revenues
  Amount.................................................................   $1,385.0    $1,642.0
  As a percentage of Hughes Revenues.....................................       38.7%       45.8%
Net Sales................................................................   $1,383.1    $1,621.5
Operating Profit(1)......................................................   $  153.5    $  157.9
Operating Profit Margin(2)...............................................       11.1%        9.7%
Depreciation and Amortization(3).........................................   $   29.5    $   39.4
Capital Expenditures.....................................................   $   20.7    $   31.9
TELECOMMUNICATIONS AND SPACE
Revenues
  Amount.................................................................   $  646.7    $  614.3
  As a percentage of Hughes Revenues.....................................       18.1%       17.1%
Net Sales................................................................   $  656.6    $  617.4
Operating Profit(1)......................................................   $   31.5    $  112.1
Operating Profit Margin(2)...............................................        4.8%       18.2%
Depreciation and Amortization(3).........................................   $   37.2    $   29.3
Capital Expenditures(4)..................................................   $   39.3    $  121.2
CORPORATE AND OTHER
Operating Loss(1)........................................................   $  (14.8)   $   (7.7)

Certain amounts for 1994, previously reported in four business segments, have been reclassified to conform with 1995 classifications based on three business segments.

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit as a percentage of Net Sales.

(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $25.2 million for the Aerospace and Defense Systems segment and $5.3 million for the Telecommunications and Space segment, in 1995 and 1994.

(4) Includes expenditures related to telecommunications and other equipment amounting to $9.5 million and $92.5 million in 1995 and 1994, respectively.

SUMMARY PRO FORMA FINANCIAL DATA* -- CONCLUDED

PRO FORMA SELECTED FINANCIAL DATA

                                                                           THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ----------------------
                                                                           1995          1994
                                                                         --------      --------
                                                                          (DOLLARS IN MILLIONS
                                                                                 EXCEPT
                                                                           PER SHARE AMOUNTS)
Operating profit......................................................   $  425.6      $  485.8
Income before income taxes and cumulative effect of accounting
  change..............................................................   $  434.3      $  508.3
Earnings used for computation of available separate consolidated net
  income..............................................................   $  268.9      $  282.1(1)
Average number of GM Class H dividend base shares(2)..................      399.9         399.9
Stockholder's Equity..................................................   $5,144.5      $4,395.0(1)
Dividends per share of GM Class H common stock........................   $   0.23      $   0.20
Working capital.......................................................   $2,731.4      $2,404.5
Operating profit as a percent of net sales............................       11.9%         13.6%
Pre-tax income as a percent of net sales..............................       12.2%         14.3%
Net income as a percent of net sales..................................        7.5%          7.9%(1)

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes Aircraft Company.

(1) Includes unfavorable cumulative effect of accounting change of $30.4 million.

(2) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 94.2 million for the first quarter of 1995 and 90.6 million for the first quarter of 1994.

                                      * * * * *

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